AB 12/10





SEC Mail Processing Section

NOV 28 2012

Washington DC 400

SECURI[TIES AND EXCHANGE COMMISS]ION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48219

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/11 (MM/DD/YY) AND ENDING 09/30/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PETERS & CO. EQUITIES INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2300 JAMIESON PLACE 308 FOURTH AVENUE SW
(No. and Street)

CALGARY, (City) ALBERTA, (State) CANADA T2P 0H7 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
HOLLY A. BENSON, CA (403) 261-4850
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ERNST & YOUNG LLP CHARTERED ACCOUNTANTS
(Name – *if individual, state last, first, middle name*)

1000 ERNST & YOUNG TOWER 440 – 2ND AVENUE SW CALGARY, ALBERTA, CANADA T2P 5E9
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☒ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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OATH OR AFFIRMATION

I, CHRISTOPHER S. POTTER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PETERS & CO. EQUITIES INC., as of SEPTEMBER 30, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

PRESIDENT & CHIEF EXECUTIVE OFFICER

Title



Notary Public

Jeff Lawson

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Statement of Financial Condition

Peters & Co. Equities Inc.

September 30, 2012



ERNST & YOUNG

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
Peters & Co. Equities Inc.

We have audited the accompanying statement of financial condition of **Peters & Co. Equities Inc.** [the "Company"] as of September 30, 2012. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States and in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition, referred to above presents fairly, in all material respects, the financial position of **Peters & Co. Equities Inc.** at September 30, 2012 in conformity with U.S. generally accepted accounting principles.

We draw attention to Note 4 to the financial statements, which describes the correction of an error from a prior period. Our opinion is not qualified in respect of this matter.

Ernst & Young LLP

Calgary, Canada
November 27, 2012

Chartered Accountants

Peters & Co. Equities Inc.

STATEMENT OF FINANCIAL CONDITION

[All figures presented in United States dollars]

As of September 30

	2012 $
ASSETS	
Current	
Cash *[note 5]*	1,535,980
Cash segregated in compliance with federal and other regulations *[note 5]*	343,381
Accounts receivable	
Client	231,988
Other	31,375
Prepaid expenses	8,470
Income taxes receivable	41,312
Total current assets	2,192,506
Deferred income taxes	4,861
	2,197,367
LIABILITIES AND STOCKHOLDER'S EQUITY	
Current	
Accounts payable	
Client	45,552
Broker *[note 6]*	231,988
Due to Peters & Co. Limited *[note 6]*	6,305
Trade	4,054
Total current liabilities	287,899
Subordinated loans *[note 7]*	1,525,165
Total liabilities	1,813,064
Stockholder's equity	
Capital stock *[note 8]*	200,000
Retained earnings *[note 4]*	184,303
Total stockholder's equity	384,303
	2,197,367

See accompanying notes

On behalf of the Board:



Director



Director

Director

Peters & Co. Equities Inc.

NOTES TO STATEMENT OF FINANCIAL CONDITION

[All figures presented in United States dollars]

September 30, 2012

1. BACKGROUND

Peters & Co. Equities Inc. [the "Company"], incorporated under the *Business Corporations Act* (Alberta) and a wholly-owned subsidiary of Peters & Co. Limited ["Limited"], commenced operations on September 24, 1996. The Company is registered as a broker/dealer with the Financial Industry Regulatory Authority, Inc. ["FINRA"] and is a member of the Securities Investor Protection Corporation and the Securities Industry and Financial Markets Association. The Company specializes in investments in the Canadian energy industry and deals exclusively with institutional clients.

2. SIGNIFICANT ACCOUNTING POLICIES

The statement of financial condition has been prepared by management in accordance with accounting principles generally accepted in the United States ["US"]. Significant accounting policies are as follows:

Use of estimates

Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements for a period necessarily involves the use of estimates which would affect the amounts of recorded assets, liabilities, revenues and expenses. Actual amounts could differ from these estimates.

Accounting for securities transactions

Securities transactions and the related revenues and expenses are recorded in the financial statements on a trade date basis.

Research revenue

Research revenue is earned as a result of providing research services to clients. The revenue is recognized once the services have been provided and the related income is reasonably determinable.

Foreign currency translation

The Canadian ["CDN"] dollar is the functional currency for the Company's operations. Foreign exchange gains and losses arising from transactions in US dollars are recognized in income during the year.

Monetary assets and liabilities denominated in US currency are translated into CDN dollars at the rate of exchange in effect at the reporting date. The resulting gains and losses on monetary assets and liabilities are included in income. Non-monetary assets and liabilities and equity accounts are translated at the historic rates in effect at the dates of the transactions. Revenue and expense items are translated at the average exchange rate for the year. The resulting gains and losses are recorded in income in the period in which they occur.

The CDN dollar functional currency financial statements are then translated into US dollar presentation currency financial statements, as US dollar financial statements are required for filing with the regulators in the US. Assets and liabilities are translated at the rate of exchange in effect at the reporting date. Revenue and expense items are translated at the average exchange rate for the year. Equity accounts are translated at the historic rates prevailing at the dates of the transactions. The resulting translation gains and losses are recorded as a currency translation adjustment in accumulated other comprehensive income.

Financial instruments

The carrying values of all of the Company's financial instruments approximate their fair values. Financial instruments are represented by cash, cash segregated in compliance with federal and other regulations, accounts receivable, accounts payable, income taxes payable and subordinated loans.

Income taxes

The Company records income taxes using the liability method. Under this method, deferred tax assets and liabilities are recognized based on the anticipated future tax effects arising from the differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases.

Deferred income taxes relate to the temporary differences between the carrying value of capital assets for financial reporting purposes and the undepreciated capital cost for income tax purposes.

Comprehensive income

There are no items which would cause comprehensive income to differ materially from net income.

3. CHANGE IN FUNCTIONAL CURRENCY

In 2012, the Company changed its functional currency from US dollars to CDN dollars. On September 28, 2012, the Company received a CDN $1,500,000 subordinated loan from its parent, and subsequently repaid all of the existing subordinated loans denominated in US dollars. These transactions, as well as the accumulation over time of various factors relevant to the determination of functional currency, culminated in the determination that the CDN dollar was the currency most reflective of the primary economic environment in which the Company operates.

4. RETROSPECTIVE RESTATEMENT OF ERROR

In 2012, the Company discovered an error in a prior period related to the accounting for trade date revenue. The error has been adjusted retrospectively and, as a result, the retained earnings balance at the beginning of 2012 has been restated. The effect of the restatement was an increase in opening retained earnings of $113,993, from $70,272, as previously reported, to $184,265.

5. CASH AND CASH SEGREGATED IN COMPLIANCE WITH FEDERAL AND OTHER REGULATIONS

	2012 $
Cash	1,535,980
Cash segregated in compliance with federal and other regulations	343,381
Total cash and cash segregated in compliance with federal and other regulations	**1,879,361**

The Company has CDN and US currency on deposit at a Canadian chartered bank. The deposits earn interest at the CDN prime rate less 2.50 percent per annum, and at the US prime rate less 3.75 percent per annum, respectively. At September 30, 2012, the CDN prime rate was 3.00 percent per annum and the US prime rate was 3.25 percent per annum. In the event that the calculated rate is less than 0.00 percent per annum, 0.00 percent per annum is earned.

[All figures presented in United States dollars]

Cash segregated in compliance with federal and other regulations represents balances in the special reserve bank accounts, segregated for the exclusive benefit of customers, pursuant to the United States Securities and Exchange Commission [the "SEC"] Rule 15c3-3, *Customer Protection – Reserves and Custody of Securities*. The cash is restricted from use by the Company, for any purpose, to the extent that it is required to be held on deposit in these accounts in accordance with the reserve requirement calculations as set out in Rule 15c3-3. The balance in excess of the reserve requirement at September 30, 2012 was $290,869, and may be withdrawn from these accounts [see note 11].

6. RELATED PARTY TRANSACTIONS

The Company's parent, Limited, provides trade execution services to the Company and acts as its settlement agent with various clearing corporations and depositories for all of its security transactions. Accounts payable – broker represents the balances outstanding for such transactions.

Substantially all of the Company's cash receipts and disbursements and administrative functions are handled by Limited. Certain operating, overhead and other costs related to these services are recovered through a management fee. The management fee is calculated by allocating a portion of the clearing and processing costs, operating expenses and compensation costs of Limited. The allocation is based on Company revenues and commissions as a percent of Limited's consolidated revenues and consolidated commissions. If the management fee creates a loss in the Company, certain costs will not be allocated. However, clearing and processing costs and operating expenses must be allocated. The intercompany balance arising from these transactions is recorded as due to Peters & Co. Limited.

The intercompany balances are due on demand and do not bear interest.

7. SUBORDINATED LOANS

On September 28, 2012, the Company received a subordinated loan in the amount of CDN $1,500,000 from its parent. The subordinated loan has been approved by the FINRA and is thus available in computing net capital. It is scheduled to mature on September 30, 2017 and bears interest at 10 percent per annum. To the extent the loan is required for net capital, it may not be repaid.

[All figures presented in United States dollars]

Prior to September 28, 2012, the Company had received two subordinated loans totalling US $1,200,000 from its parent. These loans had also been approved by the FINRA and were thus available in computing net capital. These subordinated loans bore interest at 10 percent per annum. Upon receipt of the CDN dollar subordinated loan as well as approval from the FINRA, these subordinated loans were repaid on September 28, 2012.

Interest paid on all subordinated loans during the year totalled $120,234.

8. CAPITAL STOCK

Details of the Company's capital stock are as follows:

	2012 $
Authorized:	
Unlimited common shares without nominal or par value	
Issued and outstanding:	
200,000 common shares	**200,000**

9. SUBSEQUENT EVENTS

Management has evaluated subsequent events that occurred from September 30, 2012 through to November 27, 2012, that being the date the statement of financial condition was available to be issued. No events or transactions have occurred in that period that would require recognition or disclosure in the statement of financial condition of the Company.

[All figures presented in United States dollars]

September 30, 2012

10. REGULATORY NET CAPITAL REQUIREMENT

As a registered broker/dealer, the Company is subject to Uniform Net Capital Rule 15c3-1 of the Securities Exchange Act of 1934. The Company computes its net capital under the alternate method and is required to maintain minimum net capital, as defined, equal to the greater of $250,000 or 2.0 percent of aggregate debit items in the formula for reserve requirements, as defined, at all times. At September 30, 2012, the Company had net capital equal to $1,821,680, which exceeded its requirement by $1,571,680.

	2012 $
Total stockholder's equity	384,303
Add: Liabilities subordinated to claims of general creditors allowable in computation of net capital	1,525,165
Less: Total non-allowable assets	(86,018)
Less: Aged fail-to-delivers	—
Net capital before haircuts on securities positions	1,823,450
Less: Total haircuts	(1,770)
Net capital	1,821,680
Net capital requirement	250,000
Excess net capital	**1,571,680**

Total non-allowable assets at September 30, 2012 comprise accounts receivable of $31,375, income taxes receivable of $41,312, prepaid expenses of $8,470 and deferred income taxes of $4,861.

Peters & Co. Equities Inc.

NOTES TO STATEMENT OF FINANCIAL CONDITION

[All figures presented in United States dollars]

September 30, 2012

11. RESERVE REQUIREMENTS

The Company is subject to Rule 15c3-3 of the Securities Exchange Act of 1934, *Customer Protection – Reserves and Custody of Securities.* Accordingly, the Company is required to perform weekly reserve requirement computations. At September 30, 2012, the Company had a reserve requirement equal to $52,512. The balance in special reserve bank accounts exceeded this requirement by $290,869.

The Computation for Determination of Reserve Requirements for Broker-Dealers under Rule 15c3-3 at September 30, 2012 is as follows:

	2012 **$**
Free credit balances and other credit balances in customers' security accounts	**45,552**
Customers' securities failed to receive	**231,988**
TOTAL CREDITS	**277,540**
Debit balances in customers' cash and margin accounts	**231,988**
Failed to deliver of customers' securities not older than 30 calendar days	—
Aggregate debit items	**231,988**
Less: 3% of aggregate debit items (for alternative method only)	**(6,960)**
TOTAL DEBITS	**225,028**
Excess of total credits over total debits	**52,512**
Amount held on deposit in "Reserve Bank Accounts" at end of reporting period	**343,381**
Deposit required (withdrawal permitted)	**(290,869)**

While the Company may be in possession of customers' free credit balances held in special reserve bank accounts, it does not hold or maintain possession of customers' securities at any time.